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         **** FOR IMMEDIATE RELEASE ****

Date: November 8, 1995    Contact: Robert Prince, Pres. & CEO
                                   Diane Brown, Investor Relations
                                   (410) 312-5100

                                   Richard Peebles, Vice President, BNFL Inc.
                                   (703) 385-7100

GTS Duratek and BNFL Strategic Alliance

GTS DURATEK AND BNFL INC. COMPLETE STRATEGIC ALLIANCE

     COLUMBIA, Md.   GTS Duratek (Nasdaq: DRTK) and BNFL Inc. today announced
that they have executed the definitive agreements formalizing their previously announced strategic alliance, under which the two companies will jointly pursue major Department of Energy (DOE) waste stabilization projects.

     GTS Duratek president and CEO, Robert E. Prince, said, "This agreement really gives our company a turbo charge. With a world-class partner like BNFL, we are eager to put our combined knowhow and technical capabilities to work."

     As a part of the alliance, BNFL is investing $10 million in GTS Duratek in the form of a convertible debenture. In addition, BNFL will contribute up to $7.5 million in fees and technology development funding over the next five years.

(more)


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GTS Duratek and BNFL Strategic Alliance/2

     The first DOE project to be jointly pursued by GTS Duratek and BNFL will be the separation and vitrification (conversion to glass) of high-level radioactive waste at the DOE's Hanford Washington site. This site contains 61 million gallons of highly toxic and radioactive waste currently stored in 177 underground tanks. The DOE, which has previously stated that this cleanup could last 20 years and cost $41 billion, announced that the Draft Request for Proposal for the first phase of the privatized cleanup of the tanks will be issued on November 13, 1995. In other recent public presentations, the DOE has stated its intent to award contracts by August 1996.

     BNFL Inc. is the U.S. subsidiary of British Nuclear Fuels plc, a U.K.-based company with annual sales of $2 billion worldwide. It is one of only two companies in the world with commercial experience in processing and stabilizing high-level radioactive wastes similar to those at Hanford. BNFL has been working with the DOE for the last four years to determine the best solution for these wastes.

     GTS Duratek is an environmental technology and services firm that uses its proprietary vitrification processes to convert radioactive and hazardous waste into glass for storage and recycling. The DOE has already determined that GTS Duratek's joule-heated vitrification technology is appropriate for the conversion of radioactive waste into glass.

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